FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2013

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ...X... Form 40-F .......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of March 2013 and incorporated by reference herein is the Registrant's immediate report dated March 14, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated: March 14, 2013

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year Results for 2012

Fourth Quarter Revenues Increased by 26% Year-Over-Year to $198.3 Million; Non-GAAP Net Income for the Fourth Quarter Increased 83% to $10.0 Million

Or Yehuda, Israel, March 14, 2013 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of software consulting services, computer-based business solutions, and proprietary software products, today announced its results for the fourth quarter and full year of 2012.

Financial Highlights for the Year Ended December 31, 2012

•	Revenues for the year ended December 31, 2012, increased 16% to $744.7 million compared to $640.6 million in the year ended December 31, 2011.

•	Operating income for the year ended December 31, 2012, increased 15% to $57.0 million compared to $49.5 million in the year ended December 31, 2011. Non-GAAP operating income for the year ended December 31, 2012, increased 29% to $72.8 million compared to $56.4 million in the year ended December 31, 2011.

•	Net income for the year ended December 31, 2012, increased 40% to $24.0 million, or $1.72 per fully diluted share, compared to $17.2 million, or $1.3 per fully diluted share, in the year ended December 31, 2011, excluding income of $25.8 million recorded in the year ended December 31, 2011 in connection with the acquisition by Sapiens International Corporation N.V. of IDIT I.D.I Technologies Ltd and FIS Software Ltd. Non-GAAP net income for the year ended December 31, 2012, increased 49% to $32.0 million compared to $21.6 million in the year ended December 31, 2011, excluding $25.8 million recorded in the year ended December 31, 2011 in connection with the foregoing acquisition by Sapiens.

•	Consolidated cash and short term and long term investments in marketable securities totaled approximately $126.4 million as of December 31, 2012.

•	Total equity on December 31, 2012 was $468.5 million (representing 53% of the total balance sheet).

Financial Highlights for the Fourth Quarter Ended December 31, 2012

•	Revenues for the fourth quarter ended December 31, 2012, increased 26% to $198.3 million compared to $157.3 million in the same period of 2011.

•	Operating income for the fourth quarter ended December 31, 2012, increased 42% to $15.1 million, compared to $10.7 million in the same period of 2011. Non-GAAP operating income for the fourth quarter ended December 31, 2012, increased 55% to $20.3 million, compared to $13.1 million in the same period of 2011;

•	Net income for the fourth quarter ended December 31, 2012, increased 82% to $7.5 million, or $0.53 per fully diluted share, compared to $4.1 million, or $0.30 per fully diluted share, in the same period of 2011. Non-GAAP net income for the fourth quarter ended December 31, 2012, increased 83% to $10.0 million compared to $5.5 million in the same period of 2011.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are very pleased with our 2012 fourth quarter and full year results, during which all of our businesses grew in both their top and bottom lines accompanied with strong cash flow from their ongoing operations. Looking at 2012, Sapiens launched its newest product suit and its new innovative Decision management solution designated to top tier financial institutions, continued closing new deals with tier one customers in its target markets in North America, UK, Europe and APAC and finished the year scoring record high revenue and profit. Magic, with its powerful and versatile enterprise-grade application development and integration solutions continued to further enhance its offering by strengthening its relationships with partners and vendors in the enterprise mobility and enterprise software ecosystems, like Samsung, SAP, Salesforce.com, Oracle JDE,IBM and Microsoft SharePoint. Matrix, despite the challenging economic climate and increased pressure on margins, showed growth from both new and existing customers, continuing the expansion of its offerings in fields such as information security, fraud risk and fraud prevention solutions, allowing it to extend its services to customers outside of Israel.”

“Looking forward, We believe that we are well positioned to continue our growth track in 2013” concluded Bernstein.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets derived from acquisitions;

•	Research and development capitalization and related amortization;

•	Share-based compensation; and

•	Related tax effect.

Formula’s management believes that the purpose of such adjustments is to give an indication of Formula’s performance exclusive of non-cash charges and other items that are considered by management to be outside of Formula's core operating results.

This non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Formula believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Formula’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Formula’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited
Revenues	198,267	157,329	744,731	640,617
Cost of revenues	149,858	123,739	564,803	492,886

Gross profit	48,409	33,590	179,928	147,731
Research and development costs, net	3,416	488	12,349	5,148
Selling, general and administrative expenses	29,869	22,400	110,758	93,340
Other income (expenses), net	12	(24)	174	207

Operating income	15,136	10,678	56,995	49,450

Financial expenses, net	(1,841)	(1,541)	(6,672)	(6,500)

Income before taxes on income	13,295	9,137	50,323	42,950
Taxes on income (tax benefit)	1,413	(89)	6,583	5,689

Income after taxes	11,882	9,226	43,740	37,261
Equity in gains of affiliated companies, net	25	424	3,744	25,870

Net income	11,907	9,650	47,484	63,131
Change in redeemable non controlling interests	(3,689)	-	(898)	-
Net income attributable to non-controlling interests	8,110	5,534	24,352	20,169

Net income attributable to Formula's shareholders	7,486	4,116	24,030	42,962

Earnings per share (basic)	0.55	0.31	1.78	3.17
Earnings per share (diluted)	0.53	0.30	1.72	3.11

Number of shares used in computing earnings per share (basic)	13,596	13,563	13,596	13,514
Number of shares used in computing earnings per share (diluted)	13,853	13,674	13,790	13,669

FORMULA SYSTEMS (1985) LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands (except per share data)
	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited

GAAP operating income	15,136	10,678	56,995	49,450
Amortization of capitalized software and other intangible assets	6,429	2,686	19,539	10,713
Capitalization of software development	(2,444)	(1,376)	(8,433)	(8,299)
Stock-based compensation	1,206	1,140	4,680	4,551
Total adjustments to GAAP	5,191	2,450	15,786	6,965
Non-GAAP operating income	20,327	13,128	72,781	56,415

GAAP net income attributable to Formula's shareholders	7,486	4,116	24,030	42,962
Amortization of capitalized software and other intangible assets	6,429	2,686	19,539	10,713
Capitalization of software development	(2,444)	(1,376)	(8,433)	(8,299)
Stock-based compensation	1,206	1,140	4,680	4,551
Non-controlling interest in amortization intangible assets	(1,875)	(823)	(5,759)	(1,878)
Taxes on the above items	(786)	(283)	(2,043)	(680)
Total adjustments to GAAP	2,530	1,344	7,984	4,407
Non-GAAP net income attributable to Formula's shareholders	10,016	5,460	32,014	47,369

Non-GAAP earnings per share (basic)	0.55	0.40	2.38	3.51
Weighted average number of shares used in
computing earnings per share (basic)	13,596	13,530	13,596	13,514

Non-GAAP earnings per share (diluted)	0.53	0.40	2.31	3.47
Weighted average number of shares used in
computing earnings per share (diluted)	13,853	13,674	13,790	13,669

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED BALANCE SHEETS
U.S. dollars in thousands
	December 31,	December 31,
	2012	2011
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	111,238	88,172
Marketable securities	14,866	14,347
Short-term deposits	-	5,170
Trade receivables	201,886	163,219
Other accounts receivable	41,012	36,085
Total current assets	369,002	306,993

LONG-TERM INVESTMENTS:
Marketable securities	331	2,746
Deferred Taxes	13,618	11,630
Investments in affiliated companies	3,022	77,107
Prepaid expenses and other accounts receivable	5,406	3,885
Total long-term investments	22,377	95,368

SEVERANCE PAY FUND	66,799	49,507

PROPERTY, PLANTS AND EQUIPMENT, NET	21,459	19,165

NET INTANGIBLE ASSETS AND GOODWILL	401,404	200,104

TOTAL ASSETS	881,041	671,137

CURRENT LIABILITIES:
Liabilities to banks	23,607	16,642
Debentures	15,735	31,472
Trade payables	51,943	40,344
Deferred revenues	33,998	24,001
Other accounts payable	97,848	70,204
Total current liabilities	223,131	182,663

LONG-TERM LIABILITIES:
Liabilities to banks and others	64,587	34,459
Debentures	121	15,246
Deferred revenue	1,346	2,094
Other long-term payables	19,243	9,697
Accrued severance pay	81,832	63,321
Total long-term liabilities	167,129	124,817

REDEEMABLE NON-CONTROLING INTEREST	22,283	11,469

EQUITY
Formula shareholders' equity	245,052	218,668
Non-controlling interests	223,446	133,520
Total equity	468,498	352,188

TOTAL LIABILITIES AND EQUITY	881,041	671,137